UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-36474

Zhaopin Limited

5/F, Shoukai Square

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhaopin Limited

By	:	/s/ James Jianmin Guo
Name:	:	James Jianmin Guo
Title:	:	Chief Financial Officer

Date: November 14, 2014

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Zhaopin Limited Reports First Quarter Fiscal Year 2015 Financial Results

BEIJING, November 13, 2014 /PRNewswire/ — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the first quarter ended September 30, 2014.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Financial Highlights

Percentage growth metrics refer to first quarter of fiscal year 2015 (“Q1 FY15”) compared to first quarter of fiscal year 2014 (“Q1 FY14”)

•	Total revenues increased 22.6% to RMB293.5 million (US$47.8 million), exceeding the upper end of the Company’s revenue guidance by RMB13.5 million (US$2.2 million)

•	Online recruitment services revenues increased 23.2% to RMB252.8 million (US$41.2 million)

•	Gross margin was 92.8% compared to 93.0% during Q1 FY14

•	Net income increased 26.8% to RMB59.9 million (US$9.8 million)

•	Non-GAAP net income increased 19.5% to RMB68.4 million (US$11.1 million)

•	Basic and diluted net income per ADS were RMB1.18(US$0.20) and RMB1.06(US$0.18), respectively

•	Non-GAAP basic and diluted net income per ADS were RMB1.34(US$0.22) and RMB1.22(US$0.20), respectively

•	Total cash[1] was RMB1.5 billion (US$245.8 million or equivalent to cash per ADS of US$4.8) as of September 30, 2014

“I am pleased to report another solid quarter of growth with total revenue exceeding the upper end of our guidance range,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “We served 264,978 unique customers during Q1 FY15 which represents a 28.3% increase from Q1 FY14, as our business continued to gain momentum. Growth was driven primarily by our focus on the expansion of small-and medium sized enterprise (“SME”) customers in both existing and new geographies. We recently opened a call center in Suzhou which should further increase customer growth momentum by providing us with a highly cost-effective way to penetrate into lower-tier cities and better serve SMEs. This directly complements and further strengthens our leadership position in southern China following the acquisition of CJOL2 in Shenzhen in June 2014.”

“Zhaopin is China’s leading career platform in terms of jobseeker traffic. By executing our strategy, we are confident in our ability to strengthen our leadership position, extend our lead and ensure sustainable operational and financial growth. Our continued high profitability and strong balance sheet position provide the resources to re-invest in growing our business, including expanding our services and product offerings and entering into new geographies. Furthermore, Zhaopin’s strong balance sheet position will enable us to seize merger and acquisition opportunities to accelerate growth and create synergies within our business. I am confident that we have the right strategy in place and the required management capabilities to continuously increase our market share of jobseekers and employers, and strengthen our position as China’s leading career platform.”

First Quarter Fiscal Year 2015 Unaudited Financial Results

Revenues

Total revenues were RMB293.5 million (US$47.8 million) in Q1 FY15, an increase of 22.6% from RMB239.3 million in Q1 FY14.

Online recruitment services revenues for Q1 FY15 were RMB252.8 million (US$41.2 million), a 23.2% increase from RMB205.2 million for Q1 FY14. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 264,978 unique customers during Q1 FY15, representing a 28.3% increase compared with 206,579 unique customers served during Q1 FY14 driven by increased efforts to acquire and retain customers and growing usage of the internet as a recruitment channel by employers. As anticipated, average revenue per unique customer (“ARPU”) decreased 3.9% during Q1 FY15 as compared to Q1 FY14 primarily due to the addition of new customers, who generally purchase introductory and lower-priced services at first. The growth in unique customers is a result of the Company’s strategic focus on continued geographic expansion and acquisition of new customers, particularly across lower-tier cities.

[1]	Include restricted time deposits of RMB352.8 million and restricted cash of RMB6.8 million.
[2]	On June 20, 2014, Zhaopin completed the acquisition from Jobs DB Inc. (“Jobs DB”), of Jobs DB China Investments Limited and its consolidated affiliate Shenzhen Xijier Human Resources Co., Ltd (collectively, “CJOL”).As Zhaopin and CJOL were under common control by SEEK International Investments Pty Ltd., or SEEK, both before and after the acquisition, in accordance with ASC 805-50, Zhaopin’s unaudited consolidated financial information and all operating metrics reported in this press release, unless otherwise stated, has been prepared as if CJOL had been owned and operated by Zhaopin throughout the periods presented since the inception of common control when SEEK obtained control of Zhaopin Limited on February 19, 2013.

Other services revenues for Q1 FY15 were RMB40.7 million (US$6.6 million), representing an increase of 19.3% from RMB34.1 million compared to Q1 FY14.

Other services revenues refer to revenues from various complementary services that cater to the different needs in a jobseeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. These services are highly strategic in establishing and deepening Zhaopin’s relationship with jobseekers and employers. As demand outgrows talent supply in China, these services will become increasingly important to help our customers source the best talent available.

•	Campus recruitment services revenues for Q1 FY15 were RMB14.7 million (US$2.4 million), a 21.0% increase from RMB12.1 million for Q1 FY14. The increase was driven primarily by the increase in number of campus recruiting events the Company organized and completed for its customers as companies compete to attract talent.

•	Assessment services revenues for Q1 FY15 were RMB13.7 million (US$2.2 million), a 39.4% increase from RMB9.9 million for Q1 FY14. The increase in assessment services revenues was driven primarily by increased market demand and the Company’s focus on key industries to promote its assessment services. These services are becoming increasingly popular for employers to evaluate the disposition and skills of potential candidates. Assessment services revenues accounted for 4.7% of total revenues during Q1 FY15, an increase from 4.1% in Q1 FY14.

•	Other human resource related revenues for Q1 FY15 were RMB12.3 million (US$2.0 million), a 1.2% increase from RMB12.2 million for Q1 FY14. The increase was primarily due to increased revenues from new service lines including training and overseas recruitment services, which was partially offset by a decline in print revenues as we continue to strategically wind down this product offering.

Gross Profit and Gross Margin

Gross profit for Q1 FY15 was RMB268.3 million (US$43.7 million), an increase of 23.8% from RMB216.7 million for Q1 FY14.

Gross margin for Q1 FY15, as measured by gross profit as a percentage of net revenue, was 92.8%, compared with 93.0% in Q1 FY14.

Operating Expenses

Operating expenses for Q1 FY15 were RMB200.0 million (US$32.6 million), representing an increase of 21.0% from RMB165.2 million for Q1 FY14.

•	Sales and marketing expenses for Q1 FY15 were RMB133.4 million (US$21.7 million), representing an increase of 22.3% from RMB109.1 million for Q1 FY14 primarily due to increase in sales headcount, higher sales team compensation and business development expenses, and higher rental costs. As a percentage of net revenues, sales and marketing expenses decreased slightly from 46.8% for Q1 FY14 to 46.2% for Q1 FY15 primarily because (i) the Company’s growth in revenues outpaced the increase in expenditures on sales team compensation and sales force expansion; and (ii) the Company reduced its spending on offline advertising activities to optimize returns on marketing investments. Sales and marketing expenses for Q1 FY15 included share-based compensation expenses of RMB0.1 million (US$0.02 million), compared to RMB0.2 million in Q1 FY14.

•	General and administrative expenses for Q1 FY15 were RMB66.6 million (US$10.8 million), representing an 18.7% increase from RMB56.1 million for Q1 FY14. The increase was primarily driven by an increase in employee compensation costs, professional services fees and depreciation expenses. The increase in professional fees was primarily due to costs associated with being a public company. The Company relocated its Beijing headquarters in July 2014 and expanded rented office space in several cities to support business growth. General and administrative expenses for Q1 FY15 included share-based compensation expenses of RMB8.4 (US$1.4 million) million as compared to RMB9.8 million for Q1 FY14.

Income from Operations

Income from operations for Q1 FY15 was RMB68.4 million (US$11.1 million), representing a 32.7% increase from RMB51.5 million for Q1 FY14.Operating margin, as measured by income from operations as a percentage of net revenues, was 23.7% in Q1 FY15, compared with 22.1% in Q1 FY14. In Q1 FY15, the Company recognized total share-based compensation expenses of RMB8.5 million (US$1.4 million) compared with RMB10.0 million in Q1 FY14. Excluding share-based compensation expenses, non-GAAP income from operations for Q1 FY15 was RMB76.9 million (US$12.5 million), as compared to RMB61.6 million during Q1 FY14. Excluding share-based compensation expenses, operating margin would be 26.6% in Q1 FY15, compared with 26.4% in Q1 FY14.

Other Income, net

Net other income for Q1 FY15 was RMB0.2 million (US$0.03 million), representing a 91.5% decrease from RMB2.0 million for Q1 FY14. Other income included local government financial subsidies of RMB5.1 million (US$0.8 million) in Q1 FY15, compared with RMB3.3 million in Q1 FY14. Other income for Q1 FY15 was offset by a one-time tax expense of RMB4.8 million (US$0.8 million) arising from the change of shareholders of a consolidated affiliated entity.

Net Income

Net income for Q1 FY15 was RMB59.9million (US$9.8million), representing a 26.8% increase from RMB47.2 million for Q1 FY14.

Non-GAAP net income for Q1 FY15 was RMB68.4 million (US$11.1 million), a 19.5% increase from RMB57.3 million for Q1 FY14.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q1 FY15 were RMB1.18 (US$0.20) and RMB1.06 (US$0.18) respectively, compared with basic and diluted net income per ADS of RMB1.20 and RMB1.04, respectively for Q1 FY14.

Non-GAAP basic and diluted net income per ADS for Q1 FY15 were RMB1.34 (US$0.22) and RMB1.22 (US$0.20) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.46 and RMB1.26, respectively for Q1 FY14.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of September 30, 2014, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,508.6 million (US$245.8 million), a 1.8% decrease from RMB1,536.7 million as of June 30, 2014. The decrease was mainly due to the repayment of a bank loan of RMB128.9 million (US$21.0 million) in Q1 FY15.

Business Outlook

Based on current market conditions and the Company’s current operations, total estimated revenues for the second quarter of fiscal year 2015 are expected to be in the range of RMB325 million (US$53.0 million) to RMB335 million (US$54.6 million). This represents management’s current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.1380 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2014.

Recent Developments

On October 20, 2014, the Company announced the opening of its second call center in Suzhou, Jiangsu Province. The Suzhou call center is expected to facilitate the acquisition of new customers in lower-tier cities, expand Zhaopin’s market share in southern China, and enable the Company to better serve SMEs in a more cost-effective manner.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013 and up to and including September2014. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2013 and up to and including September 2014. The Company’s over 92.4 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings3 were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[3]	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	205,218	252,838	41,192
Campus recruitment services	12,108	14,655	2,388
Assessment services	9,855	13,739	2,238
Other human resources related services	12,168	12,315	2,006

Total Revenues	239,349	293,547	47,824
Less: Business tax and surcharges	(6,174)	(4,520)	(736)

Net Revenues	233,175	289,027	47,088
Cost of services	(16,432)	(20,686)	(3,370)

Gross profit	216,743	268,341	43,718

Operating expenses:
Sales and marketing expenses	(109,117)	(133,415)	(21,736)
General and administrative expenses	(56,086)	(66,555)	(10,843)

Total operating expenses	(165,203)	(199,970)	(32,579)

Income from operations	51,540	68,371	11,139
Other (expenses)/income:
Foreign currency exchange loss	(6)	—	—
Investment and interest income, net	2,990	3,347	545
Other income, net	1,989	169	27

Income before income tax expenses	56,513	71,887	11,711
Income tax expenses	(9,272)	(11,974)	(1,951)

Net income	47,241	59,913	9,760
Add: Net loss/(income) attributable to the non-controlling interest shareholders	224	(247)	(40)

Net income attributable to Zhaopin Limited’s shareholders	47,465	59,666	9,720

Less: Income allocated to participating preferred shareholders	(204)	—	—

Net income attributable to ordinary shareholders	47,261	59,666	9,720

Net income per share:
-Basic	0.60	0.59	0.10
-Diluted	0.52	0.53	0.09
Net income per ADS:
-Basic	1.20	1.18	0.20
-Diluted	1.04	1.06	0.18
Weighted average number of shares used in computing net income per share:
-Basic	78,438,133	101,954,575	101,954,575
-Diluted	91,800,415	111,644,580	111,644,580

Comprehensive income:
Net income	47,241	59,913	9,760
Foreign currency translation adjustment, net of tax	(781)	8	1

Total comprehensive income	46,460	59,921	9,761

(a)	The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50.

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of September 30
(Amounts in thousands, except for number of shares)	2014	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,035,425	1,149,003	187,195
Time deposits and restricted time deposits	141,393	—	—
Accounts receivable, net	15,600	20,017	3,261
Amounts due from a related party	2,378	2,378	387
Prepayments and other current assets	78,864	87,057	14,183
Deferred tax assets	11,493	12,231	1,993

Total current assets	1,285,153	1,270,686	207,019

Non-current assets:
Restricted cash	8,024	6,820	1,111
Restricted time deposits	351,872	352,806	57,479
Property and equipment, net	46,271	46,310	7,545
Intangible assets, net	21,523	22,050	3,592
Goodwill	62,548	62,548	10,190
Other non-current assets	4,106	4,130	673
Deferred tax assets	153	2,317	378

Total non-current assets	494,497	496,981	80,968

TOTAL ASSETS	1,779,650	1,767,667	287,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	128,135	—	—
Amount due to related parties	990	1,124	183
Accounts payable	3,701	4,429	722
Deferred revenues	484,209	492,577	80,250
Salaries and welfare payable	88,038	83,156	13,548
Taxes payable	55,780	61,333	9,992
Accrued expense and other current liabilities	96,365	69,408	11,307

Total current liabilities	857,218	712,027	116,002

Non-current liabilities:
Deferred revenues	4,460	3,810	621
Long-term bank loans	291,044	291,806	47,541
Deferred tax liabilities	9,125	9,464	1,542

Total liabilities	1,161,847	1,017,107	165,706

Shareholders’ equity:
Ordinary shares	6,799	6,949	1,132
Additional paid-in capital	1,330,038	1,402,724	228,531
Statutory reserves	10,706	10,706	1,744
Accumulated other comprehensive loss	(1,684)	(1,676)	(273)
Accumulated deficit	(737,695)	(678,029)	(110,464)
Non-controlling interests	9,639	9,886	1,611

Total shareholders’ equity	617,803	750,560	122,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,779,650	1,767,667	287,987

Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

	For the Three Months Ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
GAAP income before income tax expenses	56,513	71,887	11,711
Add back: share-based compensation expenses	10,020	8,521	1,388

Non-GAAP income before income tax expenses	66,533	80,408	13,099
GAAP income tax expenses	(9,272)	(11,974)	(1,951)
Tax impact of share-based compensation expenses	—	—	—

Non-GAAP income tax expenses	(9,272)	(11,974)	(1,951)

Non-GAAP net income	57,261	68,434	11,148
Add: Net loss/(income) attributable to the non-controlling interest shareholders	224	(247)	(40)

Non-GAAP net income attributable to Zhaopin Limited’s shareholders	57,485	68,187	11,108
Less: Non-GAAP income allocated to participating preferred shareholders	(247)	—	—

Non-GAAP net income attributable to ordinary shareholders	57,238	68,187	11,108

Non-GAAP net income per share
-Basic	0.73	0.67	0.11
-Diluted	0.63	0.61	0.10
Non-GAAP net income per ADS
-Basic	1.46	1.34	0.22
-Diluted	1.26	1.22	0.20
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	78,438,133	101,954,575	101,954,575
-Diluted	91,800,415	111,644,580	111,644,580

For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com